Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

ANNOUNCEMENT IN RELATION TO APPROVAL BY THE CSRC ON THE

APPLICATION FOR THE PUBLIC ISSUANCE OF

A SHARE CONVERTIBLE BONDS OF THE COMPANY

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 14 May 2020, 10 July 2020 and 25 August 2020 (the “Announcements”) and the circular of the Company dated 1 June 2020 (the “Circular”) in relation to, among other things, the Proposed Issuance of A Share Convertible Bonds. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements and the Circular.

On 21 September 2020, the Company received the Approval of China Southern Airlines Company Limited’s Public Issuance of Convertible Bonds (Zheng Jian Xu Ke [2020] No. 2264) (the “Approval”) issued by the China Securities Regulatory Commission (the “CSRC”). The contents of the Approval are as follows:

1.	Approving the Company’s public issuance of convertible bonds with a total amount of RMB16 billion and a term of six years.

2.	The public issuance of convertible bonds shall be implemented strictly in accordance with the prospectus submitted to the CSRC by the Company and the issuance announcement.

3.	The Approval shall be valid within 12 months from the date of the approval of issue.

4.

If there is any material event of the Company from the date of the approval of issue to the date of completion of the public issuance of convertible bonds, the Company shall report to the CSRC in a timely manner and handle matters in accordance with relevant rules.

The board of directors of Company and/or its authorized persons will select an appropriate time to procced with the relevant matters relating to the Proposed Issuance of A Share Convertible Bonds in accordance with the relevant laws and regulations and the Approval and within the scope of authorization of the shareholders’ general meeting of the Company, and fulfil the information disclosure obligations in a timely manner.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

21 September 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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